Via Facsimile and U.S. Mail
Mail Stop 6010

January 15, 2009

Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, New York 10504

Re: **MBIA Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Form 10-Q for the Quarter Ended March 31, 2008, June 30, 2008 and
        September 30, 2008
        File No. 1-9583

Dear Mr. Chaplin:

        We have reviewed your November 14, 2008 response to our October 14, 2008
letter and have the following additional comments. In our comments, we ask you to
provide us with information to better understand your disclosure. Where a comment
requests you to revise disclosure, the information you provide should show us what the
revised disclosure will look like and identify the annual or quarterly filing, as applicable,
in which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the quarter ended September 30, 2008

Note 6 – Fair Value of Financial Instruments
Derivatives – Insurance, page 17

1. We acknowledge your responses to prior comment 1 and 9. You stated in your
    responses that correlation is modeled using a diversity score. Please disclose
    trends in the diversity score or the implied correlation of your residential and
    commercial real estate and corporate credit derivative swap exposures since you
    entered into the financial guarantees, at year-end and at each interim period. If
    the trends have had or are reasonably likely to have a material effect, please
    disclose the effects and expected effects on financial position, operations and
    liquidity.

2. We acknowledge your response to prior comment 10. In your previous response, you stated that you do not have an other than insignificant amount of servicing element associated with the ceding commission. In addition, it appears that the ceding commission is a component of the net cash flows of the contract and would therefore be included in the fair value calculation of a ceded CDS contract. Please advise.

3. We acknowledge your response to prior comment 11. Please disclose how you derived an illiquidity premium from the CMBX index.

4. Please disclose how you validate the CDS fair value models you use. For example, you may wish to discuss whether and how often you calibrate the technique or models, back-test, or otherwise validate it.

5. We note that you have derivative assets of $1.1 billion at September 30, 2008. To the extent that the assets are a result of the widening of your own credit spread related to your CDS fair value calculation, please address the following:

   a. Provide us with an analysis that demonstrates that the recognition of the credit derivative asset satisfies all three characteristics of an asset defined in paragraph 26 of Statements of Concepts 6.

   b. Tell us how you considered that SFAS 157 does not require that financial assets (as opposed to financial liabilities) be assumed to be transferred to an entity with the same credit risk as the company.

   c. Tell us the SFAS 157 market participants (i.e. those with the same credit risk as you or those rated higher) to whom you assume that the instrument will be transferred in determining the fair value of the asset. Explain the rationale for this assumption. It appears that if the company attempted to transfer these instruments to higher rated companies, the premium currently charged likely would be inadequate and therefore the company would have to pay a fee to rather than receive a fee from the buyer.

   d. Help us understand whether, under the contractual terms of your credit default swaps, you can collect premiums from the protection buyer in situations where it appears, from credit spread widening or otherwise, that you may be unable to stand ready to perform.

   e. Describe all of the protection buyer's termination rights including whether the protection buyer can terminate the contract if it appears that you will be unable to stand ready to perform.

6. You disclosed on page 24 that you determined that other market participants would recognize the derivative liability on your financial guarantees as long-term since you had the option to pay these liabilities over time. You also disclosed that you adjusted the estimate of non-performance risk to reflect the longer exposure period for this derivative liability and that this valuation refinement reduced the derivative liability by $683 million as of September 30, 2008. Please describe the valuation refinement and the related assumptions that resulted in a reduction in the derivative liability of $683 million.

Note 9: Income Taxes

7. You state that you believe that it is more likely than not that your total $1.4 billion in deferred tax assets associated with the mark-to-market losses of $4.1 billion will be realized as you expect the mark-to-market losses to substantially reverse over time, at which point the related deferred tax asset will reverse. Please disclose if this deferred tax asset was evaluated separately from your other deferred tax assets when determining the need for a valuation allowance. If so, please tell us your basis for this treatment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant